Exhibit 99.(a)(4)

SEI STRUCTURED CREDIT INTERVAL FUND

 AMENDMENT #1

to the

AGREEMENT AND DECLARATION OF TRUST

The undersigned, being the sole Trustee of SEI Structured Credit Interval Fund (the “Trust”), a closed-end investment management company established under the laws of the State of Delaware, and being authorized by Article 8, Section 8.4 of the Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) to effect this amendment, does hereby amend, effective upon the signing of this instrument, the Declaration of Trust as follows:

Article 1, Section 1.1 is hereby amended and restated in its entirety as follows:

Section 1.1        Name. The name of the Trust is SEI Alternative Income Fund and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine. The Trustees may, without Shareholder approval, change the name of the Trust or any Series or Class and adopt such other name as they deem proper. Any name change of any Series or Class shall become effective upon approval by the Trustees of such change or any document (including any Registration Statement) reflecting such change. Any name change of the Trust shall become effective upon the filing of a certificate of amendment under the Delaware Act reflecting such change. Any such action shall have the status of an amendment to this Declaration of Trust. In the event of any name change, the Trustees shall cause notice to be given to the affected Shareholders within a reasonable time after the implementation of such change, which notice will be deemed given if the changed name is reflected in any Registration Statement.

All references to the name of the Trust in the Declaration of Trust are accordingly changed.

IN WITNESS WHEREOF, the undersigned, being the sole Trustee of the Trust, has executed this instrument as of this 31st day of March, 2023.

/s/ Stephen MacRae

Stephen MacRae, as Sole Trustee

One Freedom Valley Drive

Oaks, PA 19456